Exhibit 99.1

TO ALL STOCK EXCHANGES

BSE LIMITED

NATIONAL STOCK EXCHANGE OF INDIA LIMITED

NEW YORK STOCK EXCHANGE

November 6, 2025

Dear Sir/Madam,

Sub: Results of the Postal Ballot

In continuation to our letter dated September 26, 2025, regarding notice of Postal Ballot for approval for the Buyback of Equity Shares of the Company, please find enclosed;

1.	Voting results pursuant to Regulation 44(3) of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

2.	Report of Scrutinizer dated November 5, 2025.

3.	Minutes of proceedings of the Postal Ballot.

The resolutions as set out in the postal ballot notice have been duly passed by the shareholders through remote e-voting process with requisite majority.

The voting results along with the scrutinizer’s report will also be made available on the Company’s website at https://www.infosys.com/investors/shareholder-services/postal-ballot.html.

This is for your information and records.

Thanking You

Yours Sincerely,

For Infosys Limited

A.G.S. Manikantha

Company Secretary

Membership No. ACS 21918

Encl: As above

FORMAT FOR SUBMISSION OF VOTING RESULTS

Voting results
Date of the ~~AGM/EGM~~/Postal Ballot (Deemed approval date)	November 04, 2025
Cut-off date	September 22, 2025
Total number of shareholders on cut-off date	28,09,209

No. of shareholders present in the meeting either in person or through proxy

a) Promoters and Promoter group	Not applicable
b) Public

No. of shareholders attended the meeting through video conferencing

a) Promoters and Promoter group	Not applicable
b) Public

No. of resolution passed in the meeting	1

Resolution (1)
Resolution required: (Ordinary / Special)				Special
Whether promoter/promoter group are interested in the agenda/resolution?				No
Description of resolution considered				Approval for the Buyback of Equity Shares of the Company

Category	Mode of voting	No. of shares held	No. of votes polled	% of Votes polled on outstanding shares	No. of votes – in favour	No. of votes – against	% of votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting	542029249	391062997	72.1480	391062997	—	100.0000	0.0000
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—
	Total		391062997	72.1480	391062997	—	100.0000	0.0000
Public- Institutions	E-Voting	2719471737	2545775729	93.6129	2531980185	13795544	99.4581	0.5419
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—
	Total		2545775729	93.6129	2531980185	13795544	99.4581	0.5419
Public- Non- Institutions	E-Voting	892891217	277321404	31.0588	252728373	24593031	91.1319	8.8681
	Poll		—	—	—	—	—	—
	Postal Ballot (if applicable)		—	—	—	—	—	—
	Total		277321404	31.0588	252728373	24593031	91.1319	8.8681
	Total	4154392203	3214160130	77.3678	3175771555	38388575	98.8056	1.1944

MINUTES OF POSTAL BALLOT PROCEEDINGS HELD THROUGH REMOTE E-VOTING CONCLUDED ON NOVEMBER 4, 2025

The Board of Directors vide their resolution dated September 25, 2025, approved the postal ballot notice entailing the following resolution to be considered and approved by shareholders through remote e-voting pursuant to Section 110 of the Companies Act, 2013 read with Rule 22 of the Companies (Management and Administration) Rules, 2014.

S. No.	Particulars
1.	Approval for the Buyback of Equity Shares of the Company

a)	The Company had engaged the services of NSDL for the purpose of providing e- voting facility and technical services relating to the Postal Ballot to all its members.

b)	The Board had appointed Hemanth, Holla & Co., Practicing Company Secretaries, (PCS: 6374) (CP: 6519) as the Scrutinizer for conducting the e-voting process in a fair and transparent manner.

c)

In accordance with applicable MCA and SEBI circulars, the postal ballot notice was sent through electronic mode to those members whose e-mail addresses were registered with the Company/ Depositories and whose names are recorded in the Register of Members of the Company or in the Register of Beneficial Owners maintained by the Depositories as on the cut-off date September 22, 2025, seeking approval as set out in the postal ballot notice.

d)	The total number of shareholders as on the cut-off date was 28,09,209.

e)	Pursuant to the above, the postal ballot notice was sent to all eligible shareholders, electronically, on September 26, 2025.

f)	A Public advertisement was published on September 29, 2025, in Business standard in English and Prajavani in Kannada.

g)	The e-voting commenced on October 6, 2025 (9.00 AM IST) and closed on November 4, 2025 (5.00 PM IST).

h)	The Scrutinizer unblocked the votes casted under e-voting and downloaded the details at 5.15 PM IST on November 4, 2025, from NSDL portal in the presence of two witnesses.

i)	The Scrutinizer then rendered his report.

j)	The Scrutinizer’s report was circulated to the Board. The Board noted that the resolutions set out in the postal ballot notice dated September 25, 2025, have been duly passed with requisite majority.

Resolutions	Total shares as on the cut- off date	No. of votes polled	No. of Votes – in favor	% of Votes in favor	No. of Votes – against	% of Votes against
Approval for the Buyback of Equity Shares of the Company	4,15,43,92,203	3,21,41,60,130	3,17,57,71,555	98.81	3,83,88,575	1.19

Minutes of the Postal Ballot concluded on November 4, 2025.	Page 1 of 4

MINUTES OF POSTAL BALLOT PROCEEDINGS HELD THROUGH REMOTE E-VOTING CONCLUDED ON NOVEMBER 4, 2025

k)	The text of resolution as set out in the postal ballot notice dated September 25, 2025, that was passed by the shareholders is as follows:

1.	Approval for the Buyback of Equity Shares of the Company.

RESOLVED THAT in accordance with Article 14 of the Articles of Association of the Company and the provisions of Sections 68, 69 and 70 and all other applicable provisions, if any, of the Companies Act, 2013, as amended (the “Act”), the Companies (Share Capital and Debentures) Rules, 2014, as amended (“Share Capital Rules”), the Companies (Management and Administration) Rules, 2014, as amended (“Management Rules”) and Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (“LODR Regulations”), including any amendments, statutory modifications or re-enactments thereof, for the time being in force and in compliance with the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended (the “Buyback Regulations”), subject to such other approvals, permissions and sanctions, as may be necessary, and subject to any modifications and conditions, if any, as may be prescribed by the appropriate authorities while granting such approvals, permissions, sanctions and exemptions, which may be agreed to by the Board of Directors of the Company (hereinafter referred to as the “Board”, which expression includes any committee duly constituted by the Board to exercise its powers, and/or the powers conferred by this resolution), and subject to such conditions and modifications as may be prescribed or imposed by such government, regulatory, statutory or appropriate authorities, the consent of the Members is hereby accorded for the buyback by the Company of its fully paid-up equity shares of face value of ₹ 5 (Rupee Five) each (“Equity Shares”), from the shareholders of the Company, as on the record date, to be determined by the Board / Buyback Committee (“Record Date”), on a proportionate basis, at a price of ₹ 1,800/- (Rupees One Thousand Eight Hundred only) per Equity Share (“Buyback Price”) and for an amount of ₹ 18,000 crore (Rupees Eighteen Thousand Crore only) (“Buyback Offer Size”), representing 24.31% and 21.68% of the aggregate of the total paid-up share capital and free reserves of the Company based on the latest audited interim condensed financial statements of the Company as at June 30, 2025 on a standalone basis and consolidated basis respectively (“Buyback”). The Buyback Offer Size does not include any expenses or transaction costs incurred or to be incurred for the Buyback, such as, brokerage, filing fees, advisory fees, intermediaries’ fees, public announcement, publication expenses, printing and dispatch expenses, applicable taxes such as securities transaction tax, goods and services tax, stamp duty etc. and other incidental and related expenses (“Transaction Costs”). The Buyback period shall commence from the date of declaration of results of the postal ballot for special resolution until the last date on which the payment of consideration for the Equity Shares bought back by the Company is made (“Buyback Period”), in accordance with, and consonance, with the provisions contained in the Buyback Regulations, the Act, Share Capital Rules, the Management Rules and the LODR Regulations.

RESOLVED FURTHER THAT the Board / Buyback Committee may, till 1 (one) working day prior to the Record Date, increase the Buyback Price and decrease the number of Equity Shares proposed to be bought back under the Buyback, such that there is no change in the Buyback Offer Size, in terms of Regulation 5(via) of the SEBI Buyback Regulations.

RESOLVED FURTHER THAT all equity shareholders of the Company as on Record Date will be eligible to participate in the Buyback, including holders of American Depositary Shares (“ADSs”) of the Company who cancel any of their ADSs and withdraw the underlying Equity Shares prior to the Record Date such that they become equity shareholders of the Company as on the Record Date. Such ADS holders will be able to re-deposit against the creation of ADSs any of such Equity

Minutes of the Postal Ballot concluded on November 4, 2025.	Page 2 of 4

MINUTES OF POSTAL BALLOT PROCEEDINGS HELD THROUGH REMOTE E-VOTING CONCLUDED ON NOVEMBER 4, 2025

Shares that are not tendered in the Buyback, or if tendered, are not accepted in the Buyback, subject to applicable law.

RESOLVED FURTHER THAT the Company, to the extent legally permissible, implement the Buyback using the “Mechanism for acquisition of shares through Stock Exchange pursuant to Tender-Offers under Takeovers, Buyback and Delisting’’ notified by Securities and Exchange Board of India (“SEBI”) vide circular CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 read with SEBI circular CFD/DCR2/ P/2016/131 dated December 9, 2016, SEBI circular SEBI/HO/CFD/DCR-III/CIR/P/615 dated August 13, 2021 and SEBI circular SEBI/HO/CFD/ PoD-2/P/CIR/2023/35 dated March 8, 2023, and such other circulars or notifications, as may be applicable, including any amendments thereof as amended (“SEBI Circulars”), and the Company shall approach BSE and/or the NSE for facilitating the same and subject to decision of the Board/Buyback Committee, one of BSE and NSE shall act as the designated stock exchange.

RESOLVED FURTHER THAT the Company shall implement the Buyback out of its free reserves and securities premium account of the Company or such other source as may be permitted by the Buyback Regulations or the Act, and the Buyback shall be undertaken through the tender offer route through the Indian stock exchanges, on such terms and conditions as the Board may deem fit.

RESOLVED FURTHER THAT it is hereby recorded that with the Buyback Offer Price and the Buyback Offer Size as approved above, the resultant Buyback Equity Shares shall be 10,00,00,000 (Ten crore) fully paid-up shares representing 2.41% of the fully paid-up share capital on a standalone basis.

RESOLVED FURTHER THAT the amount required by the Company for the Buyback is intended to be met out of the Company’s current surplus and/or cash balances and/or cash available from internal accruals and on such terms and conditions as the Board may decide from time to time at its absolute discretion.

RESOLVED FURTHER THAT the Company may buyback its Equity Shares from all the existing shareholders holding Equity Shares of the Company on a proportionate basis, provided that 15% of the number of Equity Shares which the Company proposes to Buyback or number of Equity Shares entitled as per the shareholding of small shareholders as defined under the Buyback Regulations (“Small Shareholders”), shall be reserved for the Small Shareholders, as prescribed under Regulation 6 of the Buyback Regulations and in case the shares tendered are less than the reservation the same shall be adjusted in the general category, in accordance with Buyback Regulations.

RESOLVED FURTHER THAT the Buyback of Equity Shares from non-resident members of the Company, including Foreign Corporate Bodies (including erstwhile Overseas Corporate Bodies), Foreign Institutional Investors (FIIs)/Foreign Portfolio Investors, members of foreign nationality, and ADS holders with underlying Equity Shares consequent to the withdrawal of such Equity Shares, if any, etc., shall be subject to the Foreign Exchange Management Act, 1999 and rules and regulations framed thereunder, if any, Income Tax Act, 1961 and rules and regulations framed thereunder, the Depository Receipts Scheme, 2014, as applicable, and shall be subject to such approvals if, and to the extent necessary or required from the concerned authorities including approvals from the Reserve Bank of India (“RBI”) under the Foreign Exchange Management Act, 1999 and the rules, regulations framed thereunder, if any, and such approvals shall be required to be taken by such non-resident shareholders.

RESOLVED FURTHER THAT the Buyback would be subject to the requirement of maintaining the minimum public shareholding, as specified in Regulation 38 of the LODR Regulations.

RESOLVED FURTHER THAT in terms of Regulation 9 of the Buyback Regulations, the Company shall open an escrow account, which may include cash, including bank deposits deposited with any scheduled commercial bank or bank guarantee created in favour of the manager to the Buyback in accordance with the Buyback Regulations.

Minutes of the Postal Ballot concluded on November 4, 2025.	Page 3 of 4

MINUTES OF POSTAL BALLOT PROCEEDINGS HELD THROUGH REMOTE E-VOTING CONCLUDED ON NOVEMBER 4, 2025

RESOLVED FURTHER THAT in the event of non-fulfilment of the obligations under the Buyback Regulations by the Company, the monies deposited in the Escrow Account may be forfeited as per the terms of Regulation 9 of the Buyback Regulations, and the amount forfeited shall be deposited in the Investor Protection and Education Fund of the Securities and Exchange Board of India.

RESOLVED FURTHER THAT nothing contained hereinabove shall confer any right on the part of any member to offer, or any obligation on the part of the Company or the Board or the Buyback Committee to buyback any shares and/or impair any power of the Company or the Board or the Buyback Committee to terminate any process in relation to such Buyback if so permissible by law.

RESOLVED FURTHER THAT the Board be and is hereby authorized to do all such acts, deeds, matters and things as it may, in its absolute discretion deem necessary, expedient or proper, for the implementation of the Buyback, including but not limited to appointment of merchant bankers, brokers, lawyers, depository participants, escrow agents, bankers, advisors, registrars, scrutinizers, consultants, representatives, intermediaries, agencies, printers, advertisement agency, as may be required, for the implementation of the Buyback; carrying out incidental documentation as also to make applications to the appropriate authorities for requisite approvals and to initiate all necessary actions for preparation and issue of various documents, opening of accounts including issuing public announcement, extinguishment of share certificates and ‘Certificate of Extinguishment’ required to be filed in connection with the Buyback on behalf of the Board and such other undertakings, agreements, papers, documents and correspondence as may be necessary for the implementation of the Buyback to the SEBI, RBI, Government of India, U.S. Securities and Exchange Commission (“SEC”), BSE Limited (“BSE”) and National Stock Exchange of India Limited (“NSE”) (BSE and NSE collectively referred to as “Indian Stock Exchanges”), New York Stock Exchange (“NYSE”), Registrar of Companies, Depositories and/or other authorities.

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board shall have the power and authority to accept and make any alteration(s), modification(s) to the terms and conditions, delegate all or any of the authorities conferred upon it to any officer(s) and/or representatives of the Company, in order to give effect to the aforesaid resolutions and to revoke and substitute such delegation / sub-delegation of authority from time to time as well as to give such directions as may be necessary or desirable, to settle any questions, difficulties or doubts that may arise and generally, to do all acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, expedient, usual or proper in relation to or in connection with or for matters consequential to the Buyback without seeking any further consent or approval of the members or otherwise to the end and intent that the Board shall be deemed to have given its approval thereto expressly by the authority of this resolution.

The Chairman authorized the Company Secretary to disseminate the results, as required under Regulation 44(3) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and post the same on the website of the Company.

Minutes of the Postal Ballot concluded on November 4, 2025.	Page 4 of 4

Hemanth, Holla & Co.
Company Secretaries

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru -560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

REPORT OF SCRUTINIZER

[Pursuant to Section 110 of the Companies Act, 2013 and Rule 20 and 22 of the Companies (Management and Administration) Rules, 2014]

To,

The Chairman
Infosys Limited,
Address: 44, Infosys Avenue, Electronics City,
Hosur Road, Bengaluru-560100

Dear Sir,

Sub: Scrutinizer's Report on postal ballot through remote e-voting in respect of passing of resolution set-out in the notice dated September 25, 2025

I, B Hemanth, Company Secretary in Practice, Partner of Hemanth, Holla & Co. have been appointed as the Scrutinizer by the Board of Directors of Infosys Limited pursuant to Section 108 and Section 110 of the Companies Act, 2013 and Rule 20 and 22 of the Companies (Management and Administration) Rules, 2014 for the purposes of scrutinizing the postal ballot through e-voting in respect of the below stated resolution as proposed in the Postal Ballot Notice dated September 25, 2025, and I submit my report as under:

1. **Management Responsibility**

The management is responsible for ensuring compliance under the provisions of Section 110, and other applicable provisions of the Companies Act, 2013, as amended (the "Act"), read together with the Rule 20 and 22 of Companies (Management and Administration) Rules, 2014, as amended (the "Management Rules"), General Circular No. 3/2025 dated September 22, 2025 issued by the Ministry of Corporate Affairs ("MCA"), Government of India, Secretarial Standard on General Meetings issued by the Institute of Company Secretaries of India and any other applicable law, rules and regulations (including any

B. HEMANTH * FCS No. 6374 CP No. 6519 * COMPANY SECRETARY

Page 1 of 4

Hemanth, Holla & Co.
Company Secretaries

#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru -560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

statutory modification(s) or re-enactment(s) thereof, for the time being in force) in respect of postal ballot through remote e-voting.

The Postal Ballot Notice dated September 25, 2025, along with explanatory statement setting out material facts under Section 102 of the Act was sent only through electronic mode to those Members whose e-mail addresses were registered with the Company / Depositories.

2. Scrutiniser's Responsibility

My responsibility as the Scrutinizer of the voting process, is restricted to scrutinize the e-voting process, in a fair and transparent manner and to prepare a Scrutinizer's Report of the votes cast in favour and against the resolution stated in the Postal Ballot Notice, based on the reports generated from the E-voting system provided by National Securities Depository Limited ("NSDL"), the service provider.

The Company had availed the e-voting facility offered by NSDL for conducting remote e-voting by electronic means.

3. Cut-off Date

The shareholders of the Company holding shares as on the cut-off date of September 22, 2025, were entitled to vote on the resolution as contained in the postal ballot notice.

4. Postal Ballot Process

i. In accordance with the Postal Ballot Notice and the 'Advertisement' published pursuant to Rule 22(3) of the Companies (Management and Administration) Rules, 2014, the Postal ballot through e-voting commenced at 9.00 a.m. IST, Monday, October 6, 2025, and closed at 5.00 p.m. IST, Tuesday, November 4, 2025, and the e-voting module was blocked by NSDL thereafter.

B. HEMANTH
FCS No. 6374
CP No. 6519
COMPANY SECRETARY

Page 2 of 4

Hemanth, Holla & Co.
Company Secretaries
#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru -560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

ii. The Votes cast under e-voting were thereafter unblocked and downloaded on Tuesday, November 4, 2025, at 5:15 P.M. from the portal of NSDL, and was witnessed by two witnesses, Ms. S Nagajyothi and Ms. Swathi Holla who are not in the employment of the Company or the NSDL. They have signed below in confirmation of the same.

S Nagajyothi **Swathi Holla**

iii. I have scrutinized and reviewed the remote e-voting based on the data downloaded from the NSDL e-voting system, at https://www.evoting.nsdl.com.

5. Postal Ballot Result

I now submit my report as under on the results of the remote e-voting in respect of the Resolution:

Resolution No. 1 - As a Special Resolution

APPROVAL FOR BUYBACK OF EQUITY SHARES OF THE COMPANY

(i) Voting **"In favour"** of resolution

Number of Members	Number of votes cast by them(shares)	% of total number of valid votes cast
11,324	3,17,57,71,555	98.81

B. HEMANTH
FCS No. 6374
CP No. 6519
COMPANY SECRETARY

Page 3 of 4

Hemanth, Holla & Co.
Company Secretaries
#972/1, "Skanda", 3rd Floor, 13th Cross, 16th Main
BSK 2nd Stage, Bengaluru -560 070.
info@bhemantha.com, Ph: 080-2990 7485
www.bhemantha.com

(ii) Voting **"against"** the resolution

Number of Members	Number of votes cast by them(shares)	% of total number of valid votes cast
829	3,83,88,575	1.19

(iii) Invalid Votes:

Number of Members	Number of votes cast by them(shares)	% of total number of valid votes cast
0	0	0

6. **Custody of Records**

All electronic data and relevant records of e-voting have been handed over to the Company Secretary for safekeeping.

Based on the above information, you may kindly announce the results.

Thanking You
Yours faithfully,

For **Hemanth, Holla & Co.**
FRN: P2021KR087700
Peer Review No.: 5922 /2024

B. HEMANTH FCS No. 6374 CP No. 6519 COMPANY SECRETARY

CS B Hemanth
Partner
FCS: 6374 CP No: 6519
Scrutinizer

UDIN: F006374G001755352
Date: November 5, 2025
Place: Bengaluru

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